UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
EVOLV TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
30049H102
(CUSIP Number)

George B. Huber Finback Evolv, LLC 200 Anastasia Avenue Suite 500 Coral Gables, FL 33134 (305) 416-2626	With a Copy To: Brent Coudron, Esq. Thomas M. Maxwell, Esq. Barnes & Thornburg LLP 11 S. Meridian Street Indianapolis, Indiana 46204 (317) 236-1313
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
July 16, 2021
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049H102

1	NAME OF REPORTING PERSON Finback Evolv, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	11,175,821(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	11,175,821(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,175,821
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		7.9%(2)
14	TYPE OF REPORTING PERSON (see instructions)		OO
(1)
This number of shares excludes 1,351,556 shares of Class A Common Stock (as defined herein) that may be issued as “Earn-Out Shares” pursuant to Section 2.8 of the Merger Agreement (as defined herein) in the event that certain conditions are satisfied.

(2)
The calculation is based on 142,260,102 shares of Class A Common Stock issued and outstanding as of July 16, 2021 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 22, 2021 (the “Closing 8-K”).

CUSIP No. 30049H102

1	NAME OF REPORTING PERSON Finback Evolv OBH, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	126,136(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	126,136(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		126,136
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		.1%(2)
14	TYPE OF REPORTING PERSON (see instructions)		OO
(1)
This number of shares excludes 295,664 shares of Class A Common Stock (as defined herein) that may be issued as “Earn-Out Shares” pursuant to Section 2.8 of the Merger Agreement (as defined herein) in the event that certain conditions are satisfied, and excludes 2,421,199 shares of Class A Common Stock that may be issued pursuant to a Class A Common Warrant issued to the Reporting Person in the event that certain conditions are satisfied.

(2)
The calculation is based on 142,260,102 shares of Class A Common Stock issued and outstanding as of July 16, 2021 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 22, 2021 (the “Closing 8-K”).

CUSIP No. 30049H102

1	NAME OF REPORTING PERSON Finback Evolv II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ◻ (b) ◻
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)		OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	1,708,603(1)
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	1,708,603(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,708,603
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		1.2%(2)
14	TYPE OF REPORTING PERSON (see instructions)		OO
(1) This number of shares excludes 164,364 shares of Class A Common Stock (as defined herein) that may be issued as “Earn-Out Shares” pursuant to Section 2.8 of the Merger Agreement (as defined herein) in the event that certain conditions are satisfied.
 (2) The calculation is based on 142,260,102 shares of Class A Common Stock issued and outstanding as of July 16, 2021 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on July 22, 2021 (the “Closing 8-K”).

Item 1.  Security and Issuer.
This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Evolv Technologies Holdings, Inc., a Delaware corporation (formerly known as Newhold Investment Corp.) (the “Issuer”).
The principal executive office of the Issuer is located at 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts.
Item 2.  Identity and Background.
(a)	This Statement is being jointly filed by:
(i)	Finback Evolve, LLC, a Delaware limited liability company (“Finback Evolv”), with respect to the shares of Class A Common Stock it beneficially owns directly;
(ii)	Finback Evolve OBH, LLC, a Delaware limited liability company (“Finback Evolv OBH”), with respect to the shares of Class A Common Stock it beneficially owns directly; and
(iii)	Finback Evolve II, LLC, a Delaware limited liability company (“Finback Evolv II”), with respect to the shares of Class A Common Stock it beneficially owns directly.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
(b)	The business address of each Reporting Person is 200 Anastasia Avenue, Suite 500, Coral Gables, FL 33134.
(c)	The present principal business of each of the Reporting Persons is to make investments.
The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of each of the Reporting Persons are listed on Schedule I hereto pursuant to General Instruction C to Schedule 13D.
(d)
No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
No Reporting Person has, nor, to the knowledge of the Reporting Persons, has any person listed on Schedule I hereto, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:
Each of the individuals listed on Schedule I is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Statement is incorporated by reference in its entirety into this Item 3.
As more fully described in Item 4 below, the securities reported on this Statement reflect the consummation of a business combination contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.
Item 4.  Purpose of Transaction.
The Reporting Persons acquired the shares of Class A Common Stock for investment purposes.
On July 16, 2021, the Issuer consummated the transactions (the “business combination”) contemplated by that certain Agreement and Plan of Merger dated March 5, 2021, by and among, Evolv Technologies, Inc., a Delaware corporation (“Old Evolv”), NewHold Investments Corp. (the predecessor to the Issuer), and NHIC Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), as amended by that certain First Amendment to Agreement and Plan of Merger dated June 5, 2021 (as so amended, the “Merger Agreement”), whereby Merger Sub merged with and into Old Evolv, with Old Evolv surviving the merger as a wholly owned subsidiary of the Issuer. Contemporaneously with the closing of the business combination, the Issuer was renamed “Evolv Technologies Holdings, Inc.”
At the effective time of the business combination, among other things, stock consideration in the form of Class A Common Stock, including the shares of Class A Common Stock reported in this Statement, was issued to the then-current stockholders of Old Evolv,.
A copy of the Merger Agreement, is included as Exhibit 1 hereto and is incorporated by reference herein.
The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) inclusive of the Instructions of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Class A Common Stock at prices that would make the purchase or sale of Class A Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Class A Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.  Interest in Securities of the Issuer.
The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The responses set forth on rows 7 through 13 of the cover pages of this Statement are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of July 16, 2021.
(a)
Finback Evolv may be deemed to beneficially own an aggregate of 11,175,821 shares of Class A Common Stock, which constitutes approximately 7.9% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 142,260,102 shares of Class A Common Stock outstanding as of July 16, 2021, as set forth in the Closing 8-K).

Finback Evolv OBH may be deemed to beneficially own an aggregate of 126,136 shares of Class A Common Stock, which constitutes approximately .1% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 142,260,102 shares of Class A Common Stock outstanding as of July 16, 2021, as set forth in the Closing 8-K).
Finback Evolv II may be deemed to beneficially own an aggregate of 1,708,603 shares of Class A Common Stock, which constitutes approximately 1.2% of the outstanding shares of Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act (based on 142,260,102 shares of Class A Common Stock outstanding as of July 16, 2021, as set forth in the Closing 8-K).
The number of shares of Class A Common Stock set forth in this Statement excludes an aggregate of 1,811,584 shares of Class A Common Stock (the “Earn-Out Shares”) that may be issued to the Reporting Persons pursuant to Section 2.8 of the Merger Agreement, and excludes 2,421,199 shares of Class A Common Stock that may be issued pursuant to a Class A Common Warrant issued to the Finback Evolv OBH (the “Warrant Shares”).  The Earn-Out Shares will be released to the Reporting Persons, and the Warrant Shares will be released to Finback Evolv OBH, if certain conditions described more fully in the Merger Agreement are satisfied.
By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the securities of the Issuer beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those securities held by another member of such group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.
(b)
The number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof.

(c)
Except as set forth herein, the Reporting Persons have not, and to the knowledge of the Reporting Persons, without independent verification, no person named in Item 2 hereof has, effected any transactions in securities of the Issuer during the past 60 days.

(d)
No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any securities covered by this Statement.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7.  Material to be Filed as Exhibits.
Exhibit No.	Description
99.1
Agreement and Plan of Merger dated March 5, 2021, by and among Evolv Technologies, Inc., a Delaware corporation (“Old Evolv”), NewHold Investments Corp. (the predecessor to the Issuer), and NHIC Sub Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (“Merger Sub”) (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Evolv Technologies Holdings, Inc. with the Securities and Exchange Commission on March 8, 2021).

99.2
First Amendment to Agreement and Plan of Merger dated June 5, 2021, by and among Old Evolv, NewHold Investments Corp., and Merger Sub (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Evolv Technologies Holdings, Inc. with the Securities and Exchange Commission on June 9, 2021).

99.3	Joint Filing Agreement, by and among Finback Evolv, LLC, Finback Evolv OBH, LLC, and Finback Evolv II, LLC.*
* Filed herewith

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated July 26, 2021

FINBACK EVOLV, LLC

By:	/s/ George Huber
Name: George Huber
Title: Manager

FINBACK EVOLV OBH, LLC

By:	/s/ George Huber
Name: George Huber
Title: Manager

FINBACK EVOLV II, LLC

By:	/s/ George Huber
Name: George Huber
Title: Manager

Schedule I

Addresses for the individuals listed below is 200 Anastasia Avenue, Suite 500, Coral Gables, FL  33134.

Name	Title	Present Principal Employment
FINBACK EVOLV, LLC
John Ellis Bush	Manager	Chairman and Managing Partner of Finback Investment Partners, LLC
George B. Huber	Manager	Managing Partner of Finback Investment Partners, LLC
FINBACK EVOLV OBH, LLC
John Ellis Bush	Manager	Chairman and Managing Partner of Finback Investment Partners, LLC
George B. Huber	Manager	Managing Partner of Finback Investment Partners, LLC
FINBACK EVOLV II, LLC
John Ellis Bush	Manager	Chairman and Managing Partner of Finback Investment Partners, LLC
George B. Huber	Manager	Managing Partner of Finback Investment Partners, LLC